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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             CONSTELLATION 3D, INC.
               ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3
               ----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
               ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 210379 10 3


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   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Constellation 3D Technology Limited

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   2       Check the Appropriate Box If a Member of a Group            (A)  [ ]
           (See Instructions)                                          (B)  [ ]


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   3       Sec Use Only


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   4       Citizenship or Place of Organization

           The British Virgin Islands
--------------------------------------------------------------------------------
                             5      Sole Voting Power

                                    29,119,283
       Number of
        Shares              ----------------------------------------------------
     Beneficially            6      Shared Voting Power
       Owned by
         Each                       0
       Reporting
        Person              ----------------------------------------------------
         With                7      Sole Dispositive Power

                                    29,119,283

                            ----------------------------------------------------
                             8      Shared Dispositive Power

                                    0

--------------------------------------------------------------------------------
   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           29,119,283
--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           67.4%
--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions):

           Co
--------------------------------------------------------------------------------

Constellation 3D Technology Limited is an international business company incorporated under the laws of the British Virgin Islands.

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Item 1.
       (a)     Name of Issuer

               Constellation 3D, Inc.

       (b)     Address of Issuer's Principal Executive Office

               230 Park Avenue, Suite 453, New York, New York  10169

Item 2.
       (a)     Name of Person Filing

               Constellation 3D Technology Limited

       (b)     Address of Principal Business Office or, if none, Residence

               235 West 76th Street, Suite 8D, New York, New York 10023

       (c)     Citizenship

               The British Virgin Islands

       (d)     Title of Class of Securities

               Common Stock

       (e)     CUSIP Number

               210379 10 3

Item 3.       Not Applicable.

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Item 4.       Ownership.

Constellation 3D Technology Limited beneficially owns 29,119,283 shares (the "Shares") of Common Stock of Constellation 3D, Inc., of which 30,000 shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2000. The Shares represent 67.4% of the class. Constellation 3D Technology Limited has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, the Shares. Constellation 3D Technology Limited does not have shared voting or dispositive power over the Shares.

Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group

             Not Applicable.

Item 9.      Notice of Dissolution of Group

             Not Applicable.

Item 10.     Certification

             Not Applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned, being a duly authorized officer of Constellation 3D Technology Limited, hereby certifies that the information set forth in this statement is true, complete and correct.

                                          CONSTELLATION 3D TECHNOLOGY LIMITED

                                          By: /s/ Leonardo Berezowsky
                                              ---------------------------------
                                          Name: Leonardo Berezowsky
                                               --------------------------------
                                          Title: Chief Operating Officer
                                                -------------------------------

February 12, 2001.






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